United States securities and exchange commission logo





                               October 23, 2023

       Sachin Latawa
       Chief Executive Officer
       Tirios Propco Series LLC
       8 The Green A
       Dover, DE 19901

                                                        Re: Tirios Propco
Series LLC
                                                            Amendment No. 5 to
Offering Statements on Form 1-A
                                                            Filed October 4,
2023
                                                            File No. 024-12277

       Dear Sachin Latawa:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 15, 2023, letter.

       Amendment No. 5 to Offering Statement on Form 1-A

       Cover Page

   1.                                                   We reissue comment 1.
Please reconcile the termination date on the cover page with the disclosure on page 25.
In addition, we note the revision made in response to comment 1 that "each offering
will commence within thirty (30) calendar days after the first qualification date of
the offering statement of which this Offering Circular forms a part." Please explain
how this offering is not a delayed offering, and revise to comply with
                                                        Rule 251(d)(3)(i)(F) of
Regulation A.
   2. Given the operating agreement provisions that reduce or eliminate duties, including fiduciary duties, of
the Manager, and the lack of a conflicts of interest policy, please provide cover page
disclosure of these significant risks to investors.
 Sachin Latawa
Tirios Propco Series LLC
October 23, 2023
Page 2
Summary, page 1

3. We note the offering for each series has no minimum that must be raised. We also note that each property has a short-term third-party loan and an advance from the Manager.
         The use of proceeds only reflects the repayment of the advance from the Manager. Please clearly disclose whether, for each series, the property is expected to be able to generate sufficient revenues to repay the loan when due, or the monthly payments on the loans. Please also clearly disclose the impact rising interest rates may have upon your refinancing abilities. We also note that the properties were purchased on May 3, 2023, have been listed for rent, but have not been rented to date. Please address the risks associated with the inability to rent the properties at the current estimated monthly rental rates. In addition, given the duration of the offering, it appears the loans could become due before the offering for that particular series has been completed. Please clarify who is paying the interest on the loans during the offering period, and whether the interest will be paid back from the series. If so, please clearly disclose the estimated interest owed. Please also clarify what would happen if the loans become due and are unable to be repaid or extended. Provide clear disclosure throughout the offering circular. Lastly, provide clear risk factor disclosures.
Compensation Paid to Our Manager and Its Affiliates , page 4

4. Please revise here and elsewhere to explain why the individual series are being charged with commissions to the manager as buyer's agents. It is usual and customary in the real estate industry for the seller to pay both seller and buyer agent commission. Research indicates this is standard practice in San Marcos, as well. If the company has an agreement with sellers that negates this industry practice, please revise to describe the agreement and to disclose why the manager believes it is advantageous to series investors to have done
         so. Also, explain the difference between the asset acquisition fee and the commission as buyer's agent fee.
The Current Offering - Secondary Market, page 7

5.     We note your disclosure that the    Series Interests will generally not
be transferable except
       through the Secondary Trading Platform    (emphasis added). Please
revise to disclose how
       an investor may transfer the Series Interests if such transfers are not made through the
       Secondary
FirstName         Trading Platform.
           LastNameSachin    Latawa
Comapany NameTirios Propco Series LLC
October 23, 2023 Page 2
FirstName LastName
 Sachin Latawa
FirstName  LastNameSachin
Tirios Propco  Series LLC Latawa
Comapany
October  23,NameTirios
             2023       Propco Series LLC
October
Page 3 23, 2023 Page 3
FirstName LastName
Risk Factors
Our Operating Agreement contains provisions that reduce or eliminate duties
...., page 11

6. We note your response to comment 2 of our letter and reissue in part. Please revise your disclosure here and in the section "Securities Being Offered," to clearly disclose when the limitation or elimination of the fiduciary duties of the manager applies. Please also clarify whether there is any uncertainty as to the enforceability of this under state law.
Plan of Distribution
Procedure for Transfer or Secondary Trading, page 32

7. We note your response to comment 7 and related revisions beginning on page 32. Please revise this section to describe in greater detail the restrictions in the Operating Agreement that apply to resales of Series Interests.
8. Please revise this section to provide a materially complete discussion of the Secondary
         Trading Platform, including, without limitation, disclosing in greater detail:
             the parties who will operate the platform, their respective roles and how the platform operates;
             the    certain technology services    that your Manager will
provide to facilitate
             transfers or secondary trading and the material terms thereof;
             the material terms of the Sample Agreement with North Capital PPEX, which you have filed as Exhibit 6.9. Also please clarify the status of this agreement and any material terms that remain unfinalized.
         Please note that we may have further comments based upon your revised disclosure.
9.       We note your disclosure that    [a]fter the Company has received
necessary regulatory
         approvals, the Company will enable Secondary Transfer functionality to accept transfer
         requests.    Please disclose the regulatory approvals you need to
enable Secondary Transfer
         functionality on the platform. Discuss the status, timing, costs and plans to obtain them.
Use of Proceeds, page 34

10. We note the revisions made in response to comment 11. Please clarify the terms of the Series Interests to be issued to the manager for the advances to the extent the proceeds are not sufficient to repay such advances.
Description of Business
Plan of Operations, page 38

11. We note your response to comment 12 and reissue in part. In light of your expected use of leverage in operations, please address in this section the impact of increased interest rates on investors. We note that interest rates have increased over the past couple years and that, specifically, with respect to the current properties, the loans are due in June 2024, and you will likely need to obtain new financing at that time or renegotiate the current terms, which could result in even higher interest rates. Please clearly disclose the impact
 Sachin Latawa
FirstName  LastNameSachin
Tirios Propco  Series LLC Latawa
Comapany
October  23,NameTirios
             2023       Propco Series LLC
October
Page 4 23, 2023 Page 4
FirstName LastName
         increased rates could have upon the ability of the series to generate enough revenues to make the monthly payments on the loans and the potential increased risk of default. Please expand the risk factor on page 13 to highlight this additional risk. Property Overview, page 42

12. Please refer to the response to comment 14. Please note that reasonable, fact-based estimates are not the same as forecasted information. Given the material nature of the operating costs of the properties to an investor's ability to make an informed investment, please revise to address the following:
             Assuming you have not received a tax assessment on the properties, please disclose why you are unable to provide a reasonable estimate of the annual real estate taxes given that San Marcos discloses its residential real estate tax rates on its website.
             Based on your response, it appears the properties are not insured. If they are not, please add a risk factor that states that fact. Also, disclose and discuss how you were able to obtain financing on an uninsured residential property and disclose the associated risks.
             If the properties are not insured, please disclose why you are unable to, at a minimum, obtain quotes for insurance that would allow you to disclose fact-based quotes for each property. Please obtain quotes for insurance and disclose them or disclose specifically why you cannot.
             If you have not engaged an accounting firm to prepare and audit the financial statements of the properties, revise to disclose that fact. As Tirios Corporation has prior performance and experience with projects that have similar investment objectives, it appears it should have the information needed to provide a reasonable estimate of these costs. Please revise to provide a reasonable estimate of these costs based on Tirios Corporations experience with similar investments or disclose in specific detail why you cannot.
             Based on Tirios Corporation's experience with similar investments, it appears you have the information necessary to budget maintenance costs for the properties. Please revise to disclose a reasonable estimate for these costs or to explain
             Tirios Corporation's experience does not provide a reasonable basis for doing so.
             Based on the disclosure regarding property management fees, asset management fees and Tirios Corporation's experience with similar investments, it appears you have the information necessary to make reasonable estimates of these fees. Please revise to provide reasonable estimates of these fees or describe why you are unable to in more detail than you currently disclose.
             Where a best estimate cannot be developed, a range of estimate is not inappropriate.
13. Noting that the properties were acquired approximately five months ago, please revise here and elsewhere, as appropriate, to clarify why you have been unable to rent any of the properties. Describe in detail the market conditions in San Marcos that have made the properties unrentable to date. Include associated risk factor disclosure.
 Sachin Latawa
Tirios Propco Series LLC
October 23, 2023
Page 5
Compensation of Manager, page 46

14. We note your response to comment 16 and reissue. We note the disclosure that you may retain the services of certain of the Manager's affiliates. Please clearly disclose the identity of those affiliates that may provide services, clearly disclose the services they may provide and disclose the potential compensation arrangements. To the extent specific services will be provided by these affiliates for the series being offered, clearly disclose. Please add risk factor disclosure.
Prior Performance Tables, page 76

15. We note your response to comment 17 and reissue in part. Please revise the tables to comply with the guidance set forth in Corporation Finance Disclosure Topic 6. Further, please ensure that you provide all of the disclosure required by Item 8 of Guide 5. For example only, please disclose any adverse business developments experienced by the prior programs.
Exhibits

16. Please ensure that the hyperlinks in the Exhibits Index are to the most recent versions of the exhibits. Please also include the hyperlink for the Auditor's Consent and the Legality
      Opinion.
       Please contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                              Sincerely,
FirstName LastNameSachin Latawa
                                                              Division of
Corporation Finance
Comapany NameTirios Propco Series LLC
                                                              Office of Real
Estate & Construction
October 23, 2023 Page 5
cc:       Arden Anderson, Esq.
FirstName LastName